Boerboel Capital LLC

Financial Statements and supplemental information

Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

This report is filed as PUBLIC Information Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Boerboel Capital LLC

Table of Contents

CONTENTS	Page

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69887

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 ____   AND ENDING 12/31/2021 ____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boerboel Capital, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 N. LASALLE ST. SUITE 2060 _____
                                        (No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Prair Pataramekin	+1.312.993.5779	prair@bblcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP _____
                   (Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Prair Pataramekin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boerboel Capital, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____ 02/25/2023
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Boerboel Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boerboel Capital LLC (the Company) as of December 31, 2021 and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Ernst + Young LLP

New York, New York
February 25, 2022

A member firm of Ernst & Young Global Limited

Boerboel Capital LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021

Assets		
Cash and cash equivalents	$	1,000,571
Derivatives contracts, at fair value		1,966
Amounts due from brokers		1,815,347
Other assets		31,256
Total Assets	$	2,849,140
Liabilities		
Derivatives contracts, at fair value	$	1,327
Accrued expenses		147,369
Amounts due to related parties		948,595
Total Liabilities		1,097,291
Members' Equity		1,751,849
Total Liabilities and Members' Equity	$	2,849,140

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Boerboel Capital LLC (the "Company") was organized as a Delaware limited liability company, on December 7, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board of Options Exchange ("CBOE") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business is market making, buying, selling and dealing as principal in securities and options on securities, operating in accordance with SEC Rule 15c3-1(a)(6). The Company does not take possession or control of cash or securities for customers and does not claim exemption from the possession or control and reserve requirements of Rule 15c3-3 under the Act but is operating under the "Non-Covered Firm" provision under Footnote 74 of SEC Release No.34-70073.

Ownership in the Company is comprised of Class A units and Class C interests. Class A units have 100% of the voting rights in the Company and are entitled to a pro-rata share of the remaining profit/loss of the Company after profit/loss has been allocated to Class C interest holders per their agreements. As at December 31, 2021 Boerboel Capital Holding Corp, a Delaware corporation organized in December 2016 and Boerboel Cayman Limited, a Company incorporated in the Cayman Islands in July 2018, held the Class A units. Class C interests do not have any voting rights in the Company but have rights to a profit allocation in accordance with the terms set out in the individual agreements with the Class C members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and stated in U.S. Dollars.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents comprise of deposits with banks and highly liquid financial assets with maturities of three months or less from the acquisition date that are subject to an insignificant risk of change in their fair value and are used by the Company in the management of short-term commitments, other than cash collateral provided in respect of derivatives, securities sold short and securities borrowing transactions. For the year ended December 31, 2021 the Company did not hold any cash equivalents.

The Company maintains cash at a bank that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

The Company trades in exchange traded equities and equity options contracts. The fair value of financial assets and liabilities traded in active markets (such as publicly traded derivatives and securities) are based on quoted market prices on their primary exchange at the close of trading on the reporting date. The Company utilizes the last reported trade prices and if not available, the mean between the quoted bid and ask prices, for both financial assets and liabilities.

Securities owned and securities sold, not yet purchased

Securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, are recorded on a trade date basis. Regular-way trades include all transactions in equities and exchange-traded equity options that are expected to settle within the standard settlement cycle of that exchange.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities transactions are initially recognized and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Company's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

Derivatives contracts

Derivatives contracts are valued based on quoted prices from the exchange or theoretical options pricing using standard models and observable inputs.

Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments at the reporting date generally reflects the amount that the Company would receive or pay to terminate the contract at the reporting date.

Securities Sold Short, Not Yet Purchased

The Company may sell a security it does not own, commonly known as selling a security short. When the Company sells a security short, it must borrow the security and deliver it to the broker through which it made the short sale. The Company is required to maintain collateral with the broker from which the security was borrowed. Collateral pledged may be as cash or securities. The fair value of the investments sold short is recorded on the statement of financial condition.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and the net amount reported is in the statement of financial condition, where the Company currently has a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Investments

ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- Level 1 — Quoted prices in active markets for identical securities.

- Level 2 — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for investments measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 2021 were as follows:

- Equity securities — Based on quoted market prices in active markets. The Company did not hold any investments in equity securities as of December 31, 2021.

- Options on equity securities — Based on quoted market prices in active markets where available and theoretical valuations, with observable inputs, for options where an active market does not exist.

Foreign Currency Translations

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition.

Income Taxes

The Company is generally exempt from withholding or income taxes at the source, except for certain dividend income that is subject to withholding in the country of origin. The Company is treated as a Partnership for United States ("U.S.") tax purposes for the year ended December 31, 2021.

No provision for federal income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on their respective share of the income and expenses as reported in the Statement of Operations. The Company prepares calendar year U.S., state and local information tax returns and reports to the owners.

Boerboel Capital LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company applies the provision of FASB Accounting Standards Codification ("ASC") 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements, to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level, not deemed to meet the "more-likely-than-not" threshold, would be recorded as a tax benefit or expense in the current year. Management has concluded there is no tax liability to be recorded by the Company for the year. In evaluating the Company's exposure to uncertain tax positions, Management has considered all open tax years since the inception of the Company. Management is not aware of any tax positions which are reasonably possible that the total amounts of unrecognized tax liabilities will change materially in the next twelve months.

The Company reports interest and penalties related to uncertain tax benefits, if any, within accrued expenses. As of December 31, 2021, no interest or penalties were recorded.

The following is the major tax jurisdiction for the Company: United States. The Company is subject to tax examination by major taxing authorities for all tax years including and subsequent to 2019.

Recently Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting, with subsequent updates through ASU 2021-01, which collectively provided temporary option expedients and exceptions to the U.S.GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offer Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The guidance is effective upon issuance and is to be applied prospectively from any date beginning March 12, 2020 through December 31, 2022. In March 2021, the Finance Conduct Authority ("FCA") announced that most LIBOR settings will be discontinued after December 31, 2021 except for certain USD LIBOR settings which will continue through to June, 2023. In September 2021, the FCA further announced that it will require the LIBOR benchmark administrators to publish sterling and Japanese yen LIBOR settings under a synthetic methodology based on term risk-free rates for the duration of 2022. These synthetic LIBOR settings will be available only for use in legacy contracts and are not for use in new business.

The Company does not currently have any contracts that use a LIBOR reference rate and therefore this standard does not have any impact on the Company.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes, which reduces the complexity in the accounting for income taxes by removing exceptions to the general principles in Topic 740. The amendments also improve consistent application of an simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company's adoption of this guidance, which was effective January 1, 2021, did not have a material impact on the financial statements.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

3. AMOUNTS DUE FROM BROKER

The Company has an account with Merrill Lynch Professional Clearing Corporation ("MLPRO"). All securities transactions of the Company are cleared by MLPRO pursuant to a customer agreement. Amounts due from broker include payables for securities purchased that have been contracted for but not yet delivered, offset by margin accounts and receivables for securities sold that have been contracted for, but not yet delivered, on the reporting date. Margin accounts represent cash deposits held with brokers as collateral against open derivative contracts.

The Company is credited interest on its collateral at a rate based on a benchmark. The Company is subject to credit risk to the extent the broker fails to perform pursuant to the terms of the agreement. Proceeds from securities sold short, not yet purchased may be restricted until the position is closed.

The total cash at broker, including unsettled trades, at December 31, 2021 was $1,815,347.

4. FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2021.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities and derivatives owned				
Equity Options	$ 1,966	$ -	$ -	$ 1,966
	$ 1,966	$ -	$ -	$ 1,966
Liabilities (at fair value)				
Securities and derivatives sold short				
Equity Options	$ 1,327	$ -	$ -	$ 1,327
	$ 1,327	$ -	$ -	$ 1,327

The Company held no Level 3 securities during the year ended December 31, 2021. There were no transfers between the fair value hierarchy levels during the year ended December 31,2021.

Boerboel Capital LLC

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021**

5. DERIVATIVES

In the normal course of operations, the Company enters into derivative contracts, consisting of exchange traded equity options.

Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using their closing prices.

The Company does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP guidance requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivative contracts are recorded as part of derivatives contracts, at fair value in the Company's statement of financial condition.

The fair value of derivative contracts is set forth below. The Company utilizes one counterparty and elects not to net positions therefore the below are shown gross.

Derivative contract	Assets		Liabilities		Notional Value as at December 31, 2021	
Equity options	$	1,966	$	1,327	$	2,168,801
Total	$	1,966	$	1,327	$	2,168,801

	Gross Amounts		Gross Amount Offset		Net Amounts Presented in the Statement of Financial Condition	
Asset						
Equity options	$	1,966	$	-	$	1,966
Total	$	1,966	$	-	$	1,966
Liabilities						
Equity options		1,327	$	-	$	1,327
Total		1,327	$	-	$	1,327

Primary underlying risk	Assets		Liabilities	
Equity price				
Options	$	895,070	$	1,273,731

Notional amounts presented for options are based on the fair value of the underlying assets as if the options were exercised at year end.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

5. DERIVATIVES (CONTINUED)

The following table identifies the fair value amounts of derivative instruments included on the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2021. Balances are presented on a gross basis prior to the application of the impact of counterparty and collateral netting.

Primary underlying risk	Derivative assets	Derivative liabilities
Equity price		
Options	$ 1,966	$ 1,327

6. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative and securities transactions are entered into in an attempt to hedge other positions or transactions.

The Company has and will in the future sell securities that it does not own and is, therefore, obligated to purchase such securities at a future date. The Company records these obligations in the Statement of Financial Condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the initial transaction. The Company's securities owned at fair value are pledged as margin with the firm's clearing broker. At December 31, 2021 the Company did not hold any securities sold short, not yet purchased.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

7. RISKS AND UNCERTAINTIES (CONTINUED)

In the normal course of business, the Company enters into various investment transactions which may include market risk, liquidity risk, credit risk, and operational risk.

Market risk is the risk of potentially adverse changes to the value of financial instruments and their derivatives caused by changes in market conditions, which may include for example, changes in market prices, foreign exchange rates or interest rates. The Company monitors and manages its exposure to market risk and evaluates the effect of changes in market conditions on the prices of cash instruments and derivative contracts. Analytical techniques used in monitoring the Company's market risk include regular reviews of its largest exposures, including its exposures to industries and individual companies, on both a gross and net basis.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

7. RISKS AND UNCERTAINTIES (CONTINUED)

Liquidity risk arises in the general funding of the Company's trading activities. It includes risks of not being able to fund trading activities on settlement dates or liquidate positions in a timely manner at reasonable prices. Additionally, regular reviews are performed of various liquidity factors, including average daily volume, number of days to liquidate, and percentage of net assets for all individual positions. Furthermore, the Company also looks at market capitalizations of financial instruments.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such broker and does not anticipate any losses from the counterparty. All securities transactions of the Company are cleared by a major securities firm pursuant to a customer agreement.

Operational risk is the risk of loss resulting from inadequate or failed procedures, systems or processes. The Company seeks to minimize operational risk by maintaining systems and controls which accurately record transactions and reconcile positions while maintaining necessary documentation for its trading activities.

8. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 ("the Act"). During the year, the Company expanded its business to include market making in securities and no longer claims exemption to the provisions of Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $1,700,000 which was $1,600,000 in excess of its required net capital of $100,000. The Company's debt to net capital ratio was 0.64 to 1 as of December 31, 2021.

Additionally, the Company's business activities are limited to proprietary trading. It does not take possession or control of cash or securities for customers and does not claim exemption from the possession or control and reserve requirements of Rule 15c3-3 under the Act but is operating under the "Non-Covered Firm" provision under Footnote 74 of SEC Release No.34-70073.

9. RELATED PARTIES

The Company has a cost sharing agreement with Boerboel LLC whereby Boerboel LLC provides the Company with administrative services and office facilities and is reimbursed by the Company. In addition, Boerboel Trading LLP and Vitesse Capital Limited also provide support services to the Company. The amount payable to related parties at December 31, 2021 amounted to $948,595. During the year ended December 31, 2021, Boerboel Capital Holding Corp contributed $1,500,000 capital to the Company.

10. INDEMINIFICATIONS

In the normal course of business, the Company enters into contracts which provide a variety of general indemnifications. Such contracts include those with the certain of the Company's brokers and trading counterparties, among others. Any exposure of the Company under those arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2022, the date the financial statements were available for issuance.

There have been no events subsequent to December 31, 2021.